April 16, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

We have read the paragraphs 2 and 3 of Item 4 included in the Form 8-K dated April 16, 2002 of Core Laboratories N.V. filed (to be filed) with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

/s/Arthur Andersen LLP
Arthur Andersen LLP

Cc: Mr. Richard Bergmark, Core Laboratories N.V.